EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Notice of Strike or Lockout

Tel Aviv, Israel – January 23, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that notice was received at the Company’s offices of a strike or lockout, in accordance with the Settlement of Labor Disputes Law, 1957 (“the Notice”), issued and approved by the Histadrut (New General Federation of Workers), as of February 5, 2019.

The matters in dispute, according to what is stated in the Notice, are as follows:

1. The employees’ representatives demand that there should be negotiations with them concerning the transfer of control, and the need to sign a collective agreement to protect employees’ rights.

2. The unilateral decision to allow subcontractors to operate the Company’s switching equipment and to carry out actions that until now were exclusively carried out by the Company’s employees (according to the clarification received after the Notice had been sent, it was referring to the decision of the Ministry of Communications that facilitated work by employees of competitors’ subcontractors on the Company’s infrastructure).

It should be noted that on January 3, 2018 the Company published an Immediate Report concerning a similar notice served to the Company concerning the dispute referred to in section 1 above. For details see the Immediate Report dated January 3, 2018.

The Company is unable to assess at this stage the consequences that might be derived from the Notice.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.